UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, as amended (the “Act”), and in connection with such notice submits the following information:

Name:	OFS Capital, LLC

Address of Principal Business Office :	2850 West Golf Road, 5th Floor Rolling Meadows, Illinois 60008

Telephone Number:	(847) 734-2060

Name and address of agent for service of process:	Corporation Service Company 2711 Centerville Road, Suite 400 Wilmington, Delaware 19808

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Rolling Meadows and the state of Illinois on the 29th day of April, 2010.

OFS Capital, LLC

/S/ JEFFREY CERNY
Name	Jeffrey Cerny
Title:	Authorized Person

Attest:	/S/ KATHI INORIO
	Name	Kathi Inorio
	Title:	Authorized Person